SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

AUGUST 11TH, 2021 2nd QUARTER 2021 EARNINGS WEBCAST

IMPORTANT NOTICE Safe harbor statement under the U.S. Private Securities Litigation Reform Act of 1995 (the “Private Securities Litigation Reform Act”). This document contains statements that YPF believes constitute forward-looking statements under within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC or an exemption from such registration. Cautionary Note to U.S. Investors — The United States SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. Unless otherwise indicated, the calculation of the main financial figures in U.S. dollars is derived from the calculation of the consolidated financial results expressed in Argentine pesos using the average exchange rate for each period. From 1Q 2019 onwards, the calculation of the main financial figures in U.S. dollars is derived from the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period.

MAIN
HIGHLIGHTS
2Q21


YPF
YPF

01 Health and safety remain a key priority - **IFR(1) reached 0.30 in 1H21 32% below 2019 levels**.

02 Profitability continued recovering - **Adjusted EBITDA at US$1.1 billion (+41% q/q)**, even surpassing pre-COVID levels (+14% vs. 2Q19).

03 **O&G production grew 6% q/q** - meeting guidance for 1H21 despite disruptions in Neuquén during April.

(1) Number of people injured for each million hours worked.

04 **Shale gas jumped 35% q/q** meeting PG4 commitments while **shale oil expanded 7% q/q** - our oil core hub reached a new production record.

05 Continued improving operating metrics - **Frac speed reached a historical record in June with 177 average fracs/set/month, which was further surpassed by July's figure of 194**.

06 Consolidated structural cost efficiencies - **OPEX -17% vs. 2Q19 or -20% excluding non-recurring stand-by costs**.

07 Another quarter with positive free cash flow, allowing for further reduction in net debt – **net leverage ratio down to 2.7x (2.4x by covenants definitions), back within covenant limits**.

08 Reaffirming CAPEX and production guidance for the year and **introducing guidance for full-year Adjusted EBITDA (US$3.5 billion +/- 5%) and year-end net leverage ratio (around 2.0x)**.

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PROFITABILITY CONTINUED RECOVERING, ALLOWING FOR FURTHER DELEVERAGING

YPF

REVENUES	OPEX	ADJ. EBITDA	CAPEX	FCF[(1)]	NET DEBT
US$ 3,349mn	US$ 1,015mn	US$ 1,084mn	US$ 580mn	US$ 311mn	US$ 6,499mn
+72% Y/Y +26% Q/Q	-9% Y/Y +18% Q/Q	+3,787% Y/Y +41% Q/Q	+259% Y/Y +19% Q/Q	+407% Y/Y +9%Q/Q	US$(888)mn Y/Y US$(253)mn Q/Q

(1) FCF = Cash flow from Operations less capex (investing activities), M&A (investing activities), and interest and leasing payments (financing activities).

(2) Adjusted EBITDA for 2Q21 includes stand-by costs for US$40 million.

(3) Downstream calculations exclude holding results from crude oil at transfer price of US$(34) million in 2Q20, US$108 million in 1Q21, and US$61 million in 2Q21, which were included in Corporate & Eliminations.

(4) Adjusted EBITDA for 1Q21 includes stand-by costs for US$29 million.


767
52
Production
Nat. gas price
Lifting cost
192
Prices
Diesel volumes
Exports & other products volumes
Gasoline volumes
42
Volumes
Prices
31
Corporate & subsidiaries
1,084
Adj. EBITDA 1Q21 (2)
Upstream
Downstream (3)
Gas & Power
Corporate & Eliminations (3)
Adj. EBITDA 2Q21 (4)

	Upstream	Downstream	Gas & Power	Corporate & Eliminations
US$ MILLION	614	402[(3)]	20	49[(3)]
Y/Y & Q/Q Δ	+294%/+9%	+156%/+91%[(3)]	n.m./n.m.	n.m./+167%[(3)]



4

TOTAL PRODUCTION DELIVERING PROMISED RECOVERY IN OUR OIL & GAS PRODUCTION YPF O&G AVERAGE REALIZATION PRICES 467 468 423 437 461 +9% +6% 66% 62% 22% 12% 12% 26% 0% Q/Q +22% Q/Q +7% Q/Q TOTAL PRODUCTION BREAKDOWN KBOE/D Conventional Shale Tight SHALE PRODUCTION - OPERATED KBBL/D & KBOE/D 437 461 +21.8 -1.4 +3.7 KBOE/D +48% / +16% +6% 490

COMPLETED HORIZONTAL WELLS – UNCONVENTIONAL # of Wells (2) For pulling activities MAINTAINING FOCUS ON OPERATING EFFICIENCY CONTINUES DELIVERING POSITIVE RESULTS FRAC STAGES – UNCONV. # Stages/Set per month INTERVENTION TIME (2) – CONV. Hours DRILLING SPEED(1) – UNCONV. Meters/Day -2% (+13% ex. blockade) +42% -22% 39 52 36 41 16 18 55 181 Calculated as the average drilling speed per well

DOMESTIC GASOLINE SALES VERSUS 2019 % CRUDE PROCESSED KBBLD SUPPORTIVE LOCAL AND INT’L PRICING OFFSET THE IMPACT OF MOBILITY RESTRICTIONS ON LOCAL DEMAND F.O.B REFINERY / TERMINAL PRICE(1) US$/BBL Net of commissions, deductions, freights, turnover tax and other taxes. DOMESTIC DIESEL SALES VERSUS 2019%

FREE CASH FLOW GENERATION CONTINUES TO FACILITATE FURTHER DELEVERAGING CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) Cash and equivalents at the end of 2Q21 converted to US$ using June 30, 2021 exchange rate of AR$95.62 to US$1.00. Cash and equivalents at the end of 1Q21 converted to US$ using the March 31, 2021 exchange rate of AR$91.90 to US$1.00. Cash & equivalents include Argentine sovereign bonds and Treasury notes. Includes mainly payment of leasing, FX differences and net payments for financial assets. Includes cash position in dollars, Sovereign bonds, FX futures in ROFEX, and peso-denominated debt. (2) Cash & equivalents 1Q21 – End of period Cash & equivalents 2Q21 – End of period In Million of US$ 94% is dollarized or hedged(3) Continued reducing our indebtedness to mitigate FX risk.

REDUCED SHORT-TERM REFINANCING RISK, PARTICULARLY AFTER RECENT LOCAL BOND OFFERING CONSOLIDATED PRINCIPAL DEBT AMORTIZATION SCHEDULE (1) In Million of US$ 198 228 138 565 42 1,420 222 229 504 1,027 05 As of June 30, 2021, converted to US$ using the exchange rate of AR$95.62 to US$1.00. Excludes IFRS 16 effects. Issued US$384 million (dollar-link) in the local market due in 2032 at 5.75% during July. 70 1,036 2021 = 426 Net leverage ratio at 2.7x (2.4x for covenants) improving from 4.9x in 1Q21. 804 796 2022 = 815 Moody’s Argentina and FIX recently upgraded our credit ratings to AA- and AA.

QUESTIONS 2nd QUARTER 2021 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer